Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended  March 31, 2017 and 2016
(Expressed in United States dollars)

Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in United States dollars)
(Unaudited)

	Notes	March 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents		$15,626,931	$15,044,742
Trade and other receivables		8,074,508	8,263,447
Inventories		10,807,251	10,462,354
Prepaid expenses and other		393,569	332,676
		34,902,259	34,103,219
Non-current assets
Property and equipment, net		564,916	616,495
Intangible assets, net		4,073,121	4,176,244
Goodwill		4,097,751	4,097,751
Investment tax credits recoverable		4,875,031	4,820,185
Deferred income tax assets		1,081,300	1,185,907
		14,692,119	14,896,582
Total assets		$49,594,378	$48,999,801
LIABILITIES
Current liabilities
Trade and other payables		$1,530,715	$2,774,889
Accrued liabilities		2,950,388	2,685,970
Warranty provision		1,030,962	869,259
Deferred revenue		2,217,408	1,217,083
		7,729,473	7,547,201
Non-current liabilities
Long-term provisions	5	2,051,884	1,863,542
Long-term deferred revenue		62,098	70,014
Total liabilities		9,843,455	9,480,757
SHAREHOLDERS' EQUITY
Issued capital	6	40,016,360	40,016,360
Treasury shares		(431,208)	(431,208)
Contributed surplus		4,325,028	4,276,584
Accumulated other comprehensive loss		(4,419,838)	(4,395,651)
Retained earnings		260,581	52,959
Total shareholders' equity		39,750,923	39,519,044
Total liabilities and shareholders' equity		$49,594,378	$48,999,801
Commitments and Contingencies (Note 11)
Subsequent Events (Note 12)
See accompanying notes to the unaudited condensed interim consolidated financial statements.

Approved by the Board and authorized for issue on May 2, 2017

“ Fabio Doninelli”	“ James Topham”
Board of Directors	Board of Directors

Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings and Comprehensive Income
(Expressed in United States dollars)
(Unaudited)

		Three months ended March 31
	Notes	2017	2016

Revenue	8	$8,228,048	$9,553,427
Cost of sales	4	4,890,436	5,378,280
Gross profit	8	3,337,612	4,175,147

Expenses:
General and administrative	4	1,238,053	983,077
Selling and distributing	4	1,128,393	1,302,966
Product development	4	875,932	783,995
Less: Government contributions	4&5	(320,234)	(379,475)
Add: Government repayment obligation	4$5	114,397	-
Gain on foreign exchange		(29,952)	(49,159)
Interest and bank charges	5	72,871	26,800
Total expenses		3,079,460	2,668,204

Earnings before income taxes		258,152	1,506,943

Current income tax expense		767	-
Deferred income tax expense		49,763	344,908
		50,530	344,908

Net earnings		$207,622	$1,162,035

Other comprehensive income/(loss)
Items that may subsequently be reclassified to income:
(Loss)/gain on translation of foreign subsidiaries		(24,187)	16,937
Total comprehensive income		$183,435	$1,178,972

Net earnings per share
Basic earnings per share	7	$0.04	$0.20
Diluted earnings per share	7	$0.03	$0.20

Weighted average number of shares outstanding
Basic	6&7	5,769,271	5,766,952
Diluted	6&7	5,937,669	5,789,421

See accompanying notes to the unaudited condensed interim consolidated financial statements

Norsat International Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in United States dollars)
(Unaudited)

							Total
			Treasury	Contributed	Accumulated other	Retained	shareholders'
	Notes	Issued capital	shares	surplus	comprehensive loss	earnings	equity
As at January 1, 2017		$40,016,360	$(431,208)	$4,276,584	$(4,395,651)	$52,959	$39,519,044
Net earnings for the period		-	-	-	-	207,622	207,622
Other comprehensive loss		-	-	-	(24,187)	-	(24,187)
		40,016,360	(431,208)	4,276,584	(4,419,838)	260,581	39,702,479

Share-based payments	6	-	-	48,444	-	-	48,444
As at March 31, 2017		$40,016,360	$(431,208)	$4,325,028	$(4,419,838)	$260,581	$39,750,923

							Total
			Treasury	Contributed	Accumulated other		shareholders'
	Notes	Issued capital	shares	surplus	comprehensive loss	Deficit	equity
As at January 1, 2016		$39,850,648	$(320,750)	$4,318,487	$(4,673,811)	$(3,227,263)	$35,947,311
Net earnings for the period		-	-	-	-	1,162,035	1,162,035
Other comprehensive income		-	-	-	16,937	-	16,937
		39,850,648	(320,750)	4,318,487	(4,656,874)	(2,065,228)	37,126,283

Share-based payments	6	-	-	44,876	-	-	44,876
As at March 31, 2016		$39,850,648	$(320,750)	$4,363,363	$(4,656,874)	$(2,065,228)	$37,171,159

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in United States dollars)
(Unaudited)
		Three months ended March 31
	Notes	2017	2016
Cash and cash equivalents provided by/(used in)
Operating activities:
Net earnings for the period		$207,622	$1,162,035
Income taxes paid		(572)	-
Adjustments for items not affecting cash:
Depreciation and amortization	4	209,647	229,328
Unrealized foreign exchange (gain)/loss		(26,682)	24,856
Current income tax expense		767	-
Deferred income tax expense		49,763	344,908
Share-based payments	6	48,444	44,876
Government contributions	5	(320,234)	(379,475)
Government repayment obligation	5	114,397	-
Accretion of long-term provisions	5	56,820	-
Deferred revenue		992,409	(116,683)
Changes in non-cash working capital	9	(1,076,398)	350,021
Net cash flows provided by operating activities		255,983	1,659,866

Investing activities:
Purchase of intangible assets, property and equipment, net of SADI	5	(78,585)	(23,418)
Net cash flows used in investing activities		(78,585)	(23,418)

Financing activities:
Government contributions	5	404,441	954,460
Net cash flows provided by financing activities		404,441	954,460

Effect of foreign currency translation on cash and cash equivalents		350	(4,914)

Increase in cash and cash equivalents		582,189	2,585,994
Cash and cash equivalents, beginning of period		15,044,742	4,585,754
Cash and cash equivalents, end of period		$15,626,931	$7,171,748
Supplemental cash flow and other disclosures (Note 9 )
See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2017 and 2016
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

1.	Basis of Preparation

Statement of Compliance

These condensed interim consolidated financial statements for the three months ended March 31, 2017 and 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with IFRS as issued by the IASB and should be read in conjunction with the Company’s 2016 annual consolidated financial statements.

The condensed interim consolidated financial statements for the three months ended March 31, 2017 and 2016 have been approved and authorized for issue by the Board of Directors on May 2, 2017.

Seasonal Fluctuations

Quarterly results from the Company’s two operating segments fluctuate from quarter to quarter due to seasonal influences on sales volumes. In the Company’s Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair Technologies’ customers build inventories as they commence installation in the fall and winter seasons. For the Satellite Communications segment, the third and fourth quarters are typically the strongest, as these are traditionally the periods when military sales occur. The timing of contract awards also creates significant fluctuations in the Company’s quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders can vary and cannot be predicted with historical patterns.

2.	Significant Accounting Policies

The condensed interim consolidated financial statements have been prepared using accounting policies and accounting estimates consistent with those used in the preparation of the annual consolidated financial statements for the year ended December 31, 2016.

3.	Significant Management Judgments and Estimation Uncertainty

The preparation of condensed interim consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the condensed interim consolidated financial statements and accompanying notes. Actual amounts may ultimately differ from these estimates and assumptions.

The judgments, estimates and assumptions applied in the condensed interim consolidated financial statements, including key sources of estimation uncertainty, were the same as those applied in the Company’s last annual consolidated financial statements for the year ended December 31, 2016.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2017 and 2016
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

4.	Cost of Sales and Expenses

	Three months ended March 31
	2017	2016
Cost of sales
Raw materials and overhead costs	$3,943,167	$4,516,773
Labour costs	926,944	839,553
Depreciation and amortization	20,325	21,954
	$4,890,436	$5,378,280

Selling and distributing expenses
Direct expenses	$409,250	$448,265
Labour costs	649,668	756,496
Depreciation and amortization	69,475	98,205
	$1,128,393	$1,302,966

General and administrative expenses
Direct expenses	$777,578	$534,197
Labour costs	516,352	489,050
Depreciation and amortization	61,863	64,398
	1,355,793	1,087,645
Capitalized to inventory/transfer to cost of sales	(117,740)	(104,568)
	$1,238,053	$983,077

Product development expenses
Direct expenses	$367,458	$381,502
Labour costs	526,217	498,355
Depreciation and amortization	57,984	44,771
	951,659	924,628
Capitalized to inventory/transfer to cost of sales	(75,727)	(140,633)
	875,932	783,995
Less: Government contributions (Note 5)	(320,234)	(379,475)
	555,698	404,520
Government repayment obligation (Note 5)	114,397	-
	$670,095	$404,520

Direct expenses include rent and utilities, advertising and tradeshows, travel and entertainment, materials and small tools, consulting fees, insurance and licenses, staff recruiting and training, professional fees and office supplies. Additionally, direct expenses for general and administrative expenses include investor relations and regulatory expenses.

Labour costs include wages, salaries, bonuses, sales commissions, share-based payments, social security contributions, extended health premiums, government medical services plan payments, Registered Retirement Savings Plan contributions and vacation accrual.

5.	Government Contributions and Repayment Obligation

For the three months ended March 31, 2017, the Company recognized government contributions of $320,234 (2016 - $379,475) as a reduction to product development expenses in the Condensed Interim

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2017 and 2016
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

Consolidated Statements of Earnings and Comprehensive Income. For the three months ended March 31, 2017, the Company recorded $10,453 (2016 - $nil) as a reduction to property and equipment costs related to SADI II.

Strategic Aerospace & Defense Initiative (“SADI I”)

As at March 31, 2017, the Company calculated the SADI I repayment obligation to be $829,801 (December 31, 2016 - $792,144) which included accrued liabilities of $267,315 (December 31, 2016 - $264,791) and long-term provisions of $562,486 (December 31, 2016 - $527,353). The repayment obligation was estimated pursuant to the repayment terms of the SADI I agreement and the Company’s accounting policy relating to the recognition of the repayment obligation. Based on annual actual sales for 2016 and management’s estimates of forecast revenues between 2017 and 2028, the repayment obligation of $829,801 is the present value of total estimated government repayments of approximately $1,429,990 to be made during the same periods.

For the three months ended March 31, 2017, the Company recorded accretion expense of $17,692 (2016 -$nil) and classified the amount as interest and bank charges in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income.

Strategic Aerospace & Defense Initiative (“SADI II”)

For the three months ended March 31, 2017, the Company recorded $316,447 (2016 - $344,010) as a reduction to product development expenses related to SADI II in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income and $10,453 (2016 - $nil) as a reduction to property and equipment costs related to SADI II.

As at March 31, 2017, the Company recorded Cdn$8,498,558 (December 31, 2016 - Cdn$7,937,809) of the maximum funding amount of Cdn$13,270,265 under SADI II.

As at March 31, 2017, the Company recorded $269,335 (December 31, 2016 - $328,814) in trade and other receivables related to reimbursements for eligible costs for SADI II.

For the three months ended March 31, 2017, total cash received under SADI II was $390,633 (2016 -$949,154).

SADI II repayment is contingent on performance benchmarks established at the Company’s fiscal 2017 year-end and is capped at 1.5 times the contribution received (actual amounts disbursed by the Minister). These amounts will be repaid over a period of 15 years, commencing in 2018. The annual repayment amount is calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).

As at March 31, 2017, the Company calculated the SADI II repayment obligation to be $1,489,398 (December 31, 2016 - $1,336,189) which was included in long-term provisions. The repayment obligation was estimated pursuant to the repayment terms of the SADI II agreement and the Company’s accounting policy relating to the recognition of the repayment obligation. Based on management’s estimates of forecast revenues between 2018 and 2032, the repayment obligation of $1,489,398 is the present value of total estimated government repayments of approximately $3,450,177 to be made during the same periods.

For the three months ended March 31, 2017, the Company recorded accretion expense of $39,128 (2016 -$nil) and classified the amount as interest and bank charges in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2017 and 2016
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

For the three months ended March 31, 2017, the Company recorded government repayment obligations of $114,397 (2016 - $nil) as a result of a change in assumptions.

Industrial Research Assistance Program (“IRAP”)

For the three months ended March 31, 2017, the Company recorded $3,787 (2016 - $35,465) as a reduction to product development expenses related to IRAP in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income.

As at March 31, 2017, the Company claimed the maximum funding of Cdn$150,000 (December 31, 2016 -Cdn$145,010) under the agreement with IRAP.

As at March 31, 2017, the Company recorded $2,174 (December 31, 2016 - $12,195) in trade and other receivables related to reimbursements for eligible costs for IRAP.

For the three months ended March 31, 2017, total cash received under IRAP was $13,808 (2016 - $5,306).

6.	Issued Capital

Shares Issued and Outstanding

Total shares issued and outstanding as at March 31, 2017 and December 31, 2016 were 5,848,808 at a book value of $40,016,360.

Share Purchase Option Plan

During the three months ended March 31, 2017, no share purchase options were granted.

During the three months ended March 31, 2016, a total of 57,642 share purchase options were granted at a weighted average exercise price of Cdn$5.99 and weighted average fair value of Cdn$1.49, which included 31,137 share purchase options granted to a Director and senior management at an average exercise price of Cdn$5.92 and fair value of Cdn$1.47 per option.

Options typically vest in two years and expire five years from the grant date.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options. The weighted average assumptions used to estimate the fair value of options granted during the three months ended March 31, 2016 were as follows:

Three months ended March 31
2016
Risk-free interest rate	0.43%
Expected life	2.5 years
Vesting period	2 years
Expected volatility	39%
Expected dividends	Nil
Average fair value	Cdn$1.49
Forfeiture rate	20%

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2017 and 2016
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

The exercise price of all share purchase options granted during the period is equal to the closing market price on the grant date. The Company calculated share-based payment from the vesting of share purchase options using the Black-Scholes option pricing model with assumptions noted above and recorded related compensation expense as follows for the three months ended March 31, 2017 and 2016:

	Three months ended March 31
	2017	2016
Share-based payments - options	$15,333	$5,673

Share purchase options outstanding as at December 31, 2016 and March 31, 2017 were as follows:

		Weighted
		average exercise
Share purchase options outstanding	Number of options	price Cdn$
Balance, December 31, 2016	196,571	$5.90
Forfeited	(3,921)	$6.26
Balance, March 31, 2017	192,650	$5.90

The following table summarizes information pertaining to the Company’s share purchase options outstanding at March 31, 2017:

	Options outstanding			Options exercisable
			Weighted		Weighted
Range of	Number of	Weighted average	average	Number of	average
exercise prices	options	remaining contractual	exercise price	options	exercise price
Cdn$	outstanding	life (years)	Cdn$	exercisable	Cdn$
$0 to $4.99	16,600	0.41	$4.81	16,600	$4.81
$5.00 to $9.99	173,550	2.61	$5.93	91,286	$5.62
$10.00 to $14.99	2,500	4.59	$10.70	-	$-
	192,650	2.45	$5.90	107,886	$5.49

Restricted Share Unit (“RSU”) Plan

The Company charged the following share-based payments to operating expenses in connection with the Company’s RSU plan, with a corresponding increase in contributed surplus. The compensation expenses for the reporting periods are shown as follows:

	Three months ended March 31
	2017	2016
Share-based payments - RSUs	$33,111	$39,203

RSUs outstanding as at December 31, 2016 and March 31, 2017 were as follows:

No. of units
Balance, December 31, 2016	95,543
Forfeited	(605)
Balance, March 31, 2017	94,938

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2017 and 2016
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

7.	Earnings per Share

The reconciliation of the numerators and denominators of the basic and diluted earnings per share (“EPS”) calculations was as follows for the three months ended March 31, 2017 and 2016:

	Three months ended March 31
	2017	2016
Numerator
Net earnings	$207,622	$1,162,035

Denominator
Weighted average number of shares outstanding used to compute basic EPS	5,769,271	5,766,952
Dilution from RSUs and exercise of stock options	168,398	22,469
Weighted average number of shares outstanding used to compute diluted EPS	5,937,669	5,789,421

Net Earnings per share
Basic	$0.04	$0.20
Diluted	$0.03	$0.20

The calculation of assumed exercise of share purchase options includes the effect of the dilutive options. Where their effect was anti-dilutive because their exercise prices were higher than the average market price of the Company’s common shares at the end of the periods shown in the table, assumed exercise of those particular share purchase options was not included.

8.	Segmented Information

The Company’s business operates primarily through two operating segments – Sinclair Technologies and Satellite Communications.

These operating segments are monitored by the Company’s chief operating decision makers, and strategic decisions are made on the basis of segment operating results.

The Company’s operating segments are strategic business units that offer different products and services. They are managed separately because each business is in a different stage in its life cycle and they require different marketing strategies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in the annual consolidated financial statements for the year ended December 31, 2016.

The following tables set forth sales and gross profit information by operating segments for the three months ended March 31, 2017 and 2016:

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2017 and 2016
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

	Three months ended March 31
	2017	2016
Sales to external customers
Sinclair Technologies	$4,762,334	$4,460,730
Satellite Communications	3,465,714	5,092,697
	$8,228,048	$9,553,427

Gross profit
Sinclair Technologies	$1,854,769	$2,189,815
Satellite Communications	1,482,843	1,985,332
	$3,337,612	$4,175,147

The following table provides assets information by operating segments as at March 31, 2017 and December 31, 2016:

	Sinclair	Satellite
	Technologies	Communications	Consolidated
As at March 31, 2017
Total assets related to operations	$26,861,930	$22,732,448	$49,594,378
Property and equipment, net	$164,555	$400,361	$564,916
Intangible assets, net	$4,001,042	$72,079	$4,073,121

As at December 31, 2016
Total assets related to operations	$26,378,424	$22,621,377	$48,999,801
Property and equipment, net	$174,055	$442,440	$616,495
Intangible assets, net	$4,090,936	$85,308	$4,176,244

The Company generated revenues from external customers located in the following geographic locations:

	Three months ended March 31
	2017	2016
United States	$5,497,112	$4,230,392
Europe and other	1,744,533	4,263,320
Canada	986,403	1,059,715
	$8,228,048	$9,553,427

Substantially all of the Company’s property and equipment, intangible assets and goodwill are located in Canada.

Economic Dependence

For the three months ended March 31, 2017, two customers (2016 - two customers) represented 32% (2016 - 38%) of the Company’s consolidated revenue.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2017 and 2016
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

9.	Supplemental Cash Flow and Other Disclosures

	Three months ended March 31
	2017	2016
Changes in non-cash working capital:
Trade and other receivables	$86,649	$(158,462)
Inventories	(345,199)	265,144
Prepaid expenses and other	(60,980)	57,714
Trade and other payables	(1,202,412)	417,249
Accrued liabilities	283,841	(154,831)
Warranty provision	161,703	(76,793)
	$(1,076,398)	$350,021
Supplementary information:
Interest paid	$(13,294)	$(1,558)

10.	Related Party Transactions

The following table discloses the compensation amount of the Board of Directors and key management personnel in the ordinary course of their employment recognized as an expense during the reporting periods. Key management personnel include the Company’s President and Chief Executive Officer, Chief Financial Officer and General Manager.

	Three months ended March 31
	2017	2016
Directors' fees	$23,811	$22,945
Short-term employee benefits	289,086	245,122
Share-based payments	38,113	36,104
Total	$351,010	$304,171

Employment agreements with key management personnel provide for termination and change in control benefits if employment is terminated without cause or key management personnel resign for good reasons as defined in the employment agreements. Generally, key management personnel are entitled to 6 to 24 months of base salary, accrued and unpaid base salary, vacation, car allowance and expenses, annual performance bonus, and an amount calculated in lieu of their continued participation in the Company’s benefit and pension plans. No provision for termination and change in control benefits of key management personnel was made as at March 31, 2017 (December 31, 2016 - $nil).

11.	Commitments and Contingencies

Future minimum payments at March 31, 2017 under purchasing commitments and operating lease obligations are approximately as follows:

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2017 and 2016
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

	Inventory purchase	Operating lease
	obligations	obligations	Total
Remaining 2017	$4,693,794	$516,971	$5,210,765
2018	-	659,482	659,482
2019	-	523,836	523,836
2020	-	363,648	363,648
2021 and after	-	338,101	338,101
	$4,693,794	$2,402,038	$7,095,832

The Company has operating lease commitments extending to November 2021. The Company also enters into purchase commitments, including inventory purchase obligations, in the normal course of business as disclosed above.

Legal Proceedings

From time to time, the Company may be involved in legal proceedings relating to certain potential claims. Management is of the opinion, based on legal assessment and information available, that it is not probable that any liability would be material in relation to the Company’s Condensed Interim Consolidated Statements of Financial Position.

12.	Subsequent Events

On March 24, 2017, the Company entered into an arrangement Agreement (the “Arrangement Agreement”) with Hytera Project Corp. (“Hytera”), under which Hytera is proposing to acquire all the issued and outstanding shares of the Company for $10.25 in cash per share, pursuant to a court-approved plan of arrangement (the “Arrangement”). The proposed transaction values the Company at an equity value of approximately $62.0 million. The Arrangement will be subject to a number of customary conditions, including the approval of shareholders of the Company and certain regulatory approvals. The Arrangement Agreement provides for, among other things, customary non-solicitation provisions, with “fiduciary out” provisions that allow the Company to terminate the Arrangement Agreement to accept an unsolicited “Superior Proposal” in certain circumstances, subject to payment of a termination fee of $2.0 million and subject to the right of Hytera to match the “Superior Proposal” in question.

On April 17, 2017, the Company announced that it has recently received an unsolicited, conditional, nonbinding proposal from Privet Fund Management LLC (“Privet”) to acquire the Company for cash consideration of $11.00 per share (the “Privet Proposal”). The Privet Proposal is subject to conditions including due diligence and financing.

Between April 19, 2017 and May 2, 2017, the Company has responded to the due diligence requests of Privet and had direct discussions with Privet and its financial advisors.

As of May 2, 2017, Privet was still working to remove the conditions to the Privet Proposal. If the conditions are removed, and the Company reviews and determines that the Privet Proposal is a “Superior Proposal”, as defined in the Arrangement Agreement, it will notify Hytera of that determination. Hytera will then have a period of five business days to offer to amend the terms of the Arrangement Agreement.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2017 and 2016
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

13.	Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s financial statement presentation.